Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated April 11, 2008 accompanying the balance sheet of GYMNO Corporation, our report dated January 16, 2009 accompanying the balance sheet of Redwood Mortgage Corp., and our report dated January 16, 2009 accompanying the balance sheet of Redwood Mortgage Investors IX, LLC, in the prospectus and in the Registration Statement filed on Form S-11 for Redwood Mortgage Investors IX, LLC. We also consent to the reference to our firm under the reference "experts" in the prospectus.

/s/ ARMANINO McKENNA LLP
San Ramon, California
March 16, 2009